UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FOXX DEVELOPMENT HOLDINGS INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

351665 104

(CUSIP Number)

New Bay Capital Limited

Rm. 805, 8/F, Harbour Crystal Center, No. 100 Granville Road

Tsim Sha Tsui, KL, Hong Kong

Tel: +86 13910871716

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 351665 104

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Bay Capital Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with	7	Sole voting power 700,473 (1)
	8	Shared voting power
	9	Sole dispositive voting power 700,473 (1)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 700,473 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 9.6%
14	Type of reporting person* CO

(1)	Representing 700,473 shares of common stock, par value $0.0001 per share (the “Issuer Common Stock”), of Foxx Development Holdings Inc. (the “Issuer” or “PubCo”) held by New Bay Capital Limited ( “New Bay”). Pursuant to the Business Combination Agreement, dated February 18, 2024 (as amended, the “Business Combination Agreement”), by and among Acri Capital Acquisition Corporation, a Delaware corporation (“ACAC”), PubCo, Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (“Merger Sub”), and Foxx Development Inc., a Texas corporation (“Foxx”), relating to the business combination of ACAC and Foxx, at the closing of the transactions contemplated thereunder (collectively, the “Business Combination”) on September 26, 2024, all 700,473 shares of Issuer Common Stock were issued to New Bay, as a result of conversion of all the unpaid principal and accrued interest arising from certain promissory notes that Foxx issued to New Bay prior to the Business Combination as described in Item 4 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 351665 104

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shi Liu
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 700,473 (2)
	8	Shared voting power
	9	Sole dispositive voting power 700,473 (2)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 700,473
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 9.6%
14	Type of reporting person* IN

(2)	Mr. Shi Liu is the sole member and manager of New Bay and therefore is deemed to have voting and dispositive control over the securities held by New Bay.

SCHEDULE 13D

CUSIP No. 351665 104

This statement relates (the “Schedule 13D”) to the common stock, par value $0.001 (the “Issuer Common Stock”), issued by Foxx Development Holdings Inc. (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

Securities acquired: Common Stock of the Issuer.

Issuer:	Foxx Development Holdings Inc.

13575 Barranca Parkway C106

Irvine, CA 92618

Item 2. Identity and Background.

(a) This statement is filed by New Bay Capital Limited, a Hong Kong company (“New Bay”) and Shi Liu (“Mr. Liu”, with New Bay, the “Reporting Persons”). The Reporting Persons are the holder of record of approximately 9.6% of the Issuer’s outstanding Common Stock based on the number of Common Stock outstanding as of September 26, 2024.

(b) The principal business address of the Reporting Persons is New Bay is Rm. 805, 8/F, Harbour Crystal Center, No. 100 Granville Road, Tsim Sha Tsui, KL, Hong Kong.

(c) New Bay is primarily involved in investment. Mr. Liu is the director of New Bay.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been  a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) New Bay is an exempted company incorporated in Hong Kong. The Citizenship of Mr. Liu is Canada.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

SCHEDULE 13D

CUSIP No. 351665 104

Item 4. Purpose of Transaction.

On June 21, 2023, Foxx Development Inc., a Texas corporation (“Foxx”), issued a promissory note (“Note 1”) to New Bay, in the principal amount of $2 million with an interest rate of 7% per annum, convertible into shares of Foxx common stock at $30.00 per share upon the listing of Foxx common stock through an initial public offering. On December 21, 2023, Foxx issued another promissory note (“Note 2”) to New Bay in the principal amount of $2 million with the same terms and conditions as Note 1.

On February 18, 2024, Acri Capital Acquisition Corporation, a Delaware corporation (“ACAC”), the Issuer, Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Foxx, entered into a business combination agreement (as amended, the “Business Combination Agreement”).

In connection with the Business Combination Agreement and all the transaction contemplated therein (the “Business Combination”), in the spring of 2024, Foxx and ACAC reached out to New Bay Capital Limited (“New Bay”), to seek its interest in participating in a financing in connection with the Business Combination.

After negotiations with New Bay, On March 15, 2024, Foxx and New Bay agreed to an amendment to Convertible Note Agreement, to amend Note 1 and Note 2 to remove the lock-up provisions as provided therein and allow the unpaid principal and accrued interest on Note 1 and Note 2 to convert to Foxx common stock immediately prior to the closing of the Business Combination. New Bay also subscribed for a new promissory note (“Note 3”) in the principal amount of $2 million under the same terms and conditions as amended Note 1 and Note 2 (collectively, the “New Bay Notes”).

On September 25, 2024, ACAC merged (the “Reincorporation Merger”) with and into the Issuer, with the Issuer as the surviving entity and on September 26, 2024 (the “Closing”), Foxx merged (the “Acquisition Merger”) with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of the Issuer.

Immediately prior to the Closing, all of the unpaid principal and accrued interest on the New Bay Notes were converted into 212,050 shares of Foxx common stock, at a price of $30.00 per share. At the Closing, all of the converted shares of Foxx common stock were cancelled in exchange for the holders’ pro rata share of the 5,000,000 shares of Issuer Common Stock, which was the merger consideration that the Issuer issued to the holders of Foxx common stock, resulting in 700,473 shares of Issuer Common Stock issued to New Bay.

On the same date, among other things, (x) the Issuer changed its name from “Acri Capital Merger Sub I Inc.” to “Fox Development Holdings Inc.” and (y) the common stock and warrants of the Issuer commenced trading on the Nasdaq Capital Market.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) in the preceding paragraph.

Item 5. Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Issuer Common Stock beneficially or directly owned by the Reporting Persons is based upon a total of 7,270,096 shares of Issuer Common Stock outstanding as of September 26, 2024. The Reporting Persons beneficially own 700,473 shares of Issuer Common Stock, representing approximately 9.6% issued and outstanding shares of Issuer Common Stock.

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 700,473 shares of Issuer Common Stock, representing approximately 9.6% issued and outstanding shares of Issuer Common Stock.

(c) Other than the disposition of the shares as reported in this Schedule 13D, no actions in the Issuer Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. 351665 104

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
7.1	Joint Filing Agreement, dated October 7, 2024.
10.1	Business Combination Agreement dated as of February 18, 2024, by and among ACAC, Issuer, Merger Sub and Foxx.
10.2	Amendment to the Business Combination Agreement, dated May 31, 2024, by and between ACAC, Issuer, Merger Sub, and Foxx.
10.3	Promissory Note 1 from Foxx to New Bay Capital Limited, dated June 21, 2023.
10.4	Securities Purchase Agreement, by and between Foxx and New Bay Capital Limited, dated June 21, 2023.
10.5	Promissory Note 2 from Foxx to New Bay Capital Limited, dated December 21, 2023.
10.6	Securities Purchase Agreement, by and between Foxx and New Bay Capital Limited, dated December 21, 2023.
10.7	Amendment to Convertible Note Agreement, dated March 15, 2024, by and between Foxx and New Bay Capital Limited.
10.8	Promissory Note 3 from Foxx to New Bay Capital Limited, dated March 15, 2024.
10.9	Securities Purchase Agreement, by and between Foxx and New Bay Capital Limited, dated March 15, 2024.

SCHEDULE 13D

CUSIP No. 351665 104

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2024

New Bay Capital Limited

By:	/s/ Shi Liu	/s/ Shi Liu
Name:	Shi Liu	Shi Liu
Title:	Director